Free Writing Prospectus
Filed Pursuant to Rule 433
Registration Nos. 333-138924, 333-138926-01
February 13, 2007
COMERICA CAPITAL TRUST II
$500,000,000
6.576% CAPITAL SECURITIES

Issuer:	Comerica Capital Trust II (the “Trust”), a Delaware statutory trust, the only assets of which will be Capital Efficient Notes, which are junior subordinated debt securities issued by Comerica Incorporated (“Comerica”), referred to as “CENts.” Comerica will own all common securities of the Trust.

Guarantor:	Comerica

Securities:	6.576% Capital Securities

Legal Format:	SEC Registered

Aggregate Liquidation Amount:	$500,000,000

Liquidation Amount:	$1,000 per capital security

Distributions:	6.576% up to and excluding February 20, 2032

CUSIP/ISIN:	20036CAA7/US20036CAA71

Ratings:	Moody’s Investors Service: Baa1 Standard & Poor’s: BBB+ Fitch: A

Settlement Date:	February 20, 2007 (T+4)

Scheduled Maturity Date:	February 20, 2037

Final Repayment Date:	February 2, 2082

Distribution Payment Dates:	Paid semi-annually on each February 20 and August 20, commencing August 20, 2007, up to and including February 20, 2032

Reference Treasury Benchmark Yield:	4.926% (4.500% due February 15, 2036)

Spread to Benchmark Treasury:	165 basis points (1.65%)

Day Count Convention:	30/360, up to but excluding February 20, 2032

Interest Rate from February 20, 2032 to the Scheduled Maturity Date:	One-month LIBOR plus 1.115% payable on the 20th day of each calendar month based on Actual/360 until the Scheduled Maturity Date

Interest Rate from the Scheduled Maturity Date:	One-month LIBOR plus 2.115% payable on the 20th day of each calendar month based on Actual/360

Optional Redemption:	The capital securities may be redeemed by Comerica at any time prior to February 20, 2032, in whole or in part, at their liquidation amount or, if greater, a make-whole price, in either case plus accrued and unpaid distributions. The capital securities may be redeemed by Comerica at any time upon a Tax Event or a Rating Agency Event, in whole but not in part, at their liquidation amount or, in the case of a redemption before February 20, 2032, if greater, a make-whole price, in either case plus accrued and unpaid distributions. The capital securities may be redeemed by Comerica at any time, in whole but not in part, upon the occurrence of a Capital Treatment Event or an Investment Company Event, at 100% of their liquidation amount, plus accrued and unpaid distributions.

Make-Whole prior to February 20, 2032:	Discounted present value of Treasury plus 37.5 basis points unless a Tax Event or a Rating Agency Event has occurred.

Make-Whole for Tax Event or Rating Agency Event:	Discounted present value of Treasury plus 50 basis points.

Deferral Provision:	The Trust will defer payments on the 6.576% Capital Securities for up to 10 years if Comerica defers payments on the CENts. Payments cannot be deferred beyond the final repayment date of the CENts on February 2, 2082. Any deferred payments will accrue additional interest at the then applicable rate, compounded on each interest payment date.

Replacement Capital Covenant:	A replacement capital covenant will apply until February 2, 2062. The dates referred to in the prospectus supplement on which the “applicable percentage” and the types of securities that constitute “qualifying capital securities” (as therein defined) will change are February 2, 2032 and February 2, 2052.

Public Offering Price:	100.00%

Underwriting Commissions:	1.00%

Use of Proceeds:	General corporate purposes, which may include redeeming junior subordinated debt securities underlying currently outstanding trust preferred securities issued by certain of Comerica’s subsidiary trusts. Comerica currently intends to redeem at 100% of their principal amount the junior subordinated debt securities underlying the $350,000,000 liquidation amount of 7.60% trust preferred securities issued by Comerica Capital Trust I, which mature on July 1, 2050.

Sole Structuring Advisor:	J.P. Morgan Securities Inc.

Joint Bookrunner:	Citigroup Global Markets Inc.

Co-Managers:	Banc of America Securities LLC, Comerica Securities, Inc., Credit Suisse Securities (USA) LLC, Sandler, O’Neill & Partners, L.P., UBS Securities LLC

Allocation:	Aggregate Liquidation Amount
J.P. Morgan Securities Inc.	$200,000,000
Citigroup Global Markets Inc.	$150,000,000
Banc of America Securities LLC	$30,000,000
Comerica Securities, Inc.	$30,000,000
Credit Suisse Securities (USA) LLC	$30,000,000
Sandler, O’Neill & Partners, L.P.	$30,000,000
UBS Securities LLC	$30,000,000

Total	$500,000,000
The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling collect 1-212-834-4533.
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